UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________

FORM SD
Specialized Disclosure Report

_____________________________

June 2, 2014

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant’s name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Item 1.02 Exhibit

Conflict Minerals Report of Reynolds Group Holdings Limited
in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Reynolds Group Holdings Limited (“RGHL”) for calendar year 2013 in accordance with Rule 13p-1 (“Rule13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions of the terms used in this Report, unless otherwise defined herein.

RGHL is engaged in the manufacture and sale of packaging products for the consumer, food, beverage and foodservice industries. RGHL operates through six segments: SIG (aseptic packaging); Evergreen (liquid paperboard packaging); Closures (plastic beverage caps and closures); Reynolds Consumer Products (consumer products including aluminum foil, plastic bags and plastic tableware); Pactiv Foodservice (plastic, paper and aluminum food and beverage packaging); and Graham Packaging (blow molded plastic containers).

We reviewed with each of our segments whether any conflict minerals are necessary to the functionality or production of a product manufactured by such segment or contracted to be manufactured by such segment. Each segment conducted a review of its product offerings and manufacturing processes and confirmed that it did not use conflict minerals in any of the packaging products it manufactured. Each segment also surveyed all of its vendors to determine whether any of the products the segment purchased as components for incorporating into its products contained conflict minerals. One segment had several vendors that supplied components that included conflict minerals; the substantial majority of such suppliers confirmed that the conflict minerals in their products were sourced from a location other than the Democratic Republic of the Congo or any adjoining country, and the remainder declared in good faith they were unable to identify the source of the conflict minerals in their products.

Based on this review, for calendar year 2013, RGHL has determined in good faith that either its necessary conflict minerals did not originate in the Democratic Republic of the Congo or an adjoining country or it has no reason to believe that its necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country.

A copy of this Conflict Minerals Report is available on RGHL’s website at the following link:
http://reynoldsgroupholdings.com/Financials/2014/02June2014-ConflictMineralsDisclosure.pdf

Section 2 - Exhibits

Item 2.01 Exhibits

None

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

REYNOLDS GROUP HOLDINGS LIMITED

/s/ Joseph E. Doyle                             June 2, 2014
By: Joseph E. Doyle                                Date
Group Legal Counsel